SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

TII Network Technologies, Inc.
(Name of issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

872479 20 9
(CUSIP Number)

Richard A. Rubin, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174
(212) 704-6130
(Name, address and telephone number of person authorized to receive notices and communications)

September 17, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Page 1 of 6 Pages

CUSIP No. 872479 20 9	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON:	Timothy J. Roach
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	582,511
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	582,511
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 582,511
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.25%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 872479 20 9	Page 3 of 6 Pages

     INTRODUCTION

This Amendment No. 11 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1988 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated March 30, 1995 ("Amendment No. 2"), Amendment No. 3 dated September 27, 1995 ("Amendment No. 3"), Amendment No. 4 dated December 8, 1998 ("Amendment No. 4"), Amendment No. 5 dated June 22, 1999 (“Amendment No. 5”), Amendment No. 6 dated February 13, 2003 (“Amendment No. 6”), Amendment No. 7 dated November 26, 2003 (“Amendment No. 7”), Amendment No. 8 dated June 14, 2005 (“Amendment No. 8) and Amendment No. 9 dated January 26, 2007 and Amendment No. 10 dated May 22, 2007. The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Items 2 and 5 of the Existing 13D are amended to read in their entirety as follows:

Item 2.     Identity and Background.

(a)	This Statement is being filed by Timothy J. Roach.

(b)	The address of Mr. Roach is 125 Morey Hill Road, Morrill, Maine 04952.

(c)	The principal occupation or employment of Mr. Roach is consultant.

(d)	During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Roach is a citizen of the United States.

CUSIP No. 872479 20 9	Page 4 of 6 Pages

Item 5. Interest in Security of the Issuer.

(a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Timothy J. Roach as of September 19, 2007:

Name	Number of Shares (1)	Percent of Class (1)
Timothy J. Roach	582,511	4.25%

_________________

(1)     Includes 154,343 outstanding shares owned by Mr. Roach (as to which he has sole voting and dispositive power), 1,168 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership) and 427,000 shares subject to options to purchase Common Stock held by Mr. Roach under the Company’s stock option plans, all of which are presently exercisable.

(2)     Percent of Class is based on 13,127,554 shares of Common Stock outstanding on August 10, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, plus 157,100 shares issued upon the subsequent exercise by Mr. Roach of stock options plus 427,000 shares subject to the remaining unexercised options held by Mr. Roach, all of which are presently exercisable.

CUSIP No. 872479 20 9	Page 5 of 6 Pages

(c)     The following are the only transactions in the Common Stock since last reported in Amendment No. 10.

Date of Sale	Shares Sold	Shares Purchased	Price (1)	Transaction
05/23/07	600		$2.5500	Open Market Sale
05/24/07	5,200		2.5500	Open Market Sale
05/25/07	4,500		2.5500	Open Market Sale
06/15/07	50,000		2.6000	Open Market Sale
08/22/07		14	1.0630	Stock Option Exercise
08/22/07	14		2.3000	Open Market Sale
08/23/07		4,493	1.0630	Stock Option Exercise
08/23/07	4,493		2.2100	Open Market Sale
08/24/07		100	1.0630	Stock Option Exercise
08/24/07	100		2.2100	Open Market Sale
08/27/07		10,555	1.0630	Stock Option Exercise
08/27/07	10,555		2.2100	Open Market Sale
08/28/07		12,890	1.0630	Stock Option Exercise
08/28/07	12,890		2.2100	Open Market Sale
08/29/07		3,400	1.0630	Stock Option Exercise
08/29/07	3,400		2.2100	Open Market Sale
08/30/07		200	1.0630	Stock Option Exercise
08/30/07	200		2.2100	Open Market Sale
08/31/07		4,300	1.0630	Stock Option Exercise
08/31/07	4,300		2.2100	Open Market Sale
09/05/07		200	1.0630	Stock Option Exercise
09/05/07	200		2.2100	Open Market Sale
09/10/07		3,900	1.0630	Stock Option Exercise
09/10/07	3,900		2.2100	Open Market Sale
09/11/07		9,962	1.0630	Stock Option Exercise
09/11/07	9,962		2.2100	Open Market Sale
09/13/07		2,100	1.0630	Stock Option Exercise
09/13/07	2,100		2.2400	Open Market Sale
09/14/07		1,000	1.0630	Stock Option Exercise
09/14/07	1,000		2.2400	Open Market Sale
09/17/07		41,590	1.0630	Stock Option Exercise
09/17/07	41,590		2.2400	Open Market Sale
09/18/07		5,296	1.0630	Stock Option Exercise
09/18/07	5,296		2.2400	Open Market Sale
09/18/07		54,100	1.4855	Stock Option Exercise
09/18/07	54,100		2.2500	Open Market Sale
09/18/07		3,000	1.5630	Stock Option Exercise
09/18/07	3,000		2.3200	Open Market Sale

_________________

(1)      Before commissions and other execution costs.

CUSIP No. 872479 20 9	Page 6 of 6 Pages

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

(e)     Mr. Roach ceased to be the beneficial owner of more than five percent of Common Stock on September 17, 2007.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     September 20, 2007

/s/ Timothy J. Roach Timothy J. Roach